UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

HOLLYFRONTIER CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

436106108

(CUSIP Number)

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 436106108
1.	Names of Reporting Persons. TCTC Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,561,896
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,561,896
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,561,896
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 436106108
1.	Names of Reporting Persons. Turtle Creek Trust Company, LTA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,510,831
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,510,831
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,510,831
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) BK

CUSIP No. 436106108
1.	Names of Reporting Persons. Turtle Creek Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,065
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,065
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,065
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IA

This Amendment No. 4 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Company filed May 20, 2011 by the Reporting Persons with the Securities and Exchange Commission (the “SEC”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed July 5, 2011, Amendment No. 2 to the Schedule 13D filed September 9, 2011, and Amendment No. 3 to the Schedule 13D filed July 18, 2018 (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

“In various open market purchases from January 6, 2012 through May 10, 2017, the Reporting Persons, on behalf of certain of the Accounts, expended an aggregate of approximately $6,829,837.88 (including commissions) to acquire 192,250 shares of Common Stock of the Company for certain of the Accounts. The funds used by the applicable Accounts for the purchase of such shares of Common Stock of the Company were derived from the general working capital or personal funds, as applicable, of such Accounts. Further, as a result of certain of the Reporting Persons managing or serving as trustee of, as applicable, new Accounts between December 11, 2017 and December 7, 2018, the Reporting Persons may be deemed to have indirectly acquired beneficial ownership over 50,255 shares of Common Stock of the Company that were already directly beneficially owned by such new Accounts. No cash consideration was paid by the Reporting Persons in connection with management of, or appointment as trustee over, as applicable, such new Accounts and any indirect acquisition of beneficial ownership over the shares of the Common Stock that were already directly beneficially owned by such Accounts.

On May 12, 2011, August 25, 2011, January 25, 2012 and January 23, 2013, the Company awarded Robert G. McKenzie an aggregate of 10,606 restricted stock units pursuant to the Company’s Long Term Incentive Compensation Plan. As of the date hereof, all such restricted stock units have vested in accordance with their terms. Mr. McKenzie received such restricted stock units as consideration for serving on the Board of Directors of the Company (the “Board”) and no cash consideration was paid by Mr. McKenzie in connection with the receipt of such restricted stock units or the corresponding receipt of shares of Common Stock upon vesting of the restricted stock units. In addition, on November 11, 2013, the Company awarded Mr. McKenzie 3,009 restricted stock units pursuant to the Company’s Long-Term Incentive Compensation Plan for no cash consideration. In connection with Mr. McKenzie’s retirement from the Board (as described in Item 4), such restricted stock units were forfeited. On June 17, 2012, Mr. McKenzie directly acquired 1,700 shares of Common Stock of the Company through inheritance. On June 17, 2012, Mr. McKenzie’s sister also inherited an individual retirement account for which Mr. McKenzie has joint investment authority, though no voting authority over, and such individual retirement account held 1,700 shares of Common Stock of the Company at the time of such inheritance. In an open market transaction on June 13, 2013, Mr. McKenzie expended an aggregate of $45,310 (including commissions) to acquire 1,000 shares of Common Stock of the Company. In an open market transaction on June 13, 2013, Mr. McKenzie’s wife expended an aggregate of $45,308 (including commissions) to acquire 1,000 shares of Common Stock of the Company, which shares of Common Stock of the Company Mr. McKenzie may be deemed to beneficially own. On June 13, 2013, Mr. McKenzie, as the executor of an estate, directed the estate to expend an aggregate of $51,269 (including commissions) to acquire 1,132 shares of Common Stock of the Company on behalf of the estate.

The foregoing descriptions of the restricted stock unit awards to Mr. McKenzie do not purport to be complete and are qualified in their entirety by reference to the Form of Director Restricted Stock Unit Agreement and the First Amendment to Restricted Stock Unit Agreement, which are incorporated herein by reference to Exhibits 99.3 and 99.6, respectively.

In open market purchases on March 22, 2012, R. Craig Knocke expended an aggregate of approximately $426,500 (excluding commissions) to acquire 12,500 shares of Common Stock of the Company using personal funds.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The shares of Common Stock covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Company.

On July 1, 2011, the closing of the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 21, 2011, by and among the Company, North Acquisition, Inc., a Wyoming corporation and direct wholly owned subsidiary of the Company (“North Acquisition”), and Frontier Oil Corporation, a Wyoming corporation (“Frontier”) occurred.

Pursuant to the Merger Agreement, the Company filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware and Frontier filed Articles of Merger and a Third Amended and Restated Articles of Incorporation with the Secretary of State of the State of Wyoming, pursuant to which North Acquisition merged with and into Frontier, with Frontier continuing as the surviving corporation. Upon consummation of the merger, the Company changed its name from Holly Corporation to HollyFrontier Corporation. The merger consideration paid to Frontier’s shareholders consisted of the right to receive 0.4811 shares of the Company’s Common Stock for each outstanding share of Frontier common stock. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference to Exhibit 99.11.

On August 3, 2011, the Company announced that the Board approved a two-for-one stock split payable in the form of a stock dividend of one share of Common Stock for each issued and outstanding share of the Company’s Common Stock. The stock dividend was payable on August 31, 2011 to all holders of record on August 24, 2011.

Effective July 1, 2011, Robert G. McKenzie was removed from the position of Presiding Director of the Board. Effective May 14, 2014, Mr. McKenzie no longer serves as a member of the Board.

Effective February 13, 2019, R. Craig Knocke was appointed as an independent member of the Board. As an independent member of the Board, Mr. Knocke will receive standard director compensation as approved annually by the Board for all non-management directors, which may include stock-based compensation. Mr. Knocke is also a manager, member and principal of TCTC Holdings, a director of Trust Company and a principal of Management.

As investors in the Company, the Reporting Persons have had general discussions with representatives of the Company from time to time regarding various matters relating to the business and operations of the Company, including, without limitation, the composition of the Board. The Reporting Persons may also have conversations with other stockholders of the Company. In the course of such conversations with members of management, the Board and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present Board or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

In addition, the Reporting Persons also intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, changes to the composition of the Board, price levels of the common stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, (i) purchasing additional securities of the Company in open market or privately negotiated transactions; (ii) selling all or part of the securities of the Company owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)-(b)    The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

The number of shares of Common Stock of the Company as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Trust Company may be deemed to beneficially own securities held in the Trust Accounts, and Management may be deemed to beneficially own securities held in the Management Accounts. TCTC Holdings is the sole shareholder of, and may be deemed to indirectly beneficially own securities beneficially owned by, Trust Company. TCTC Holdings is the sole member of, and may be deemed to indirectly beneficially own securities beneficially owned by, Management. The Accounts are the record and beneficial owners of the securities covered by this Schedule 13D and none of the Reporting Persons own any shares of Common Stock of the Company directly. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

(c) Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons’ knowledge, the Listed Persons are described below.

Transaction Date	Effecting Person(s)	Shares Disposed	Price Per Share (1)	Description of Transaction
12/20/2018	Trust	5,000	$51.06	Open Market Sales
12/21/2018	Trust	7,000	$49.94	Open Market Sales
12/24/2018	Trust	5,000	$47.84	Open Market Sales
1/29/2019	Management	500	—	Account Closure (2)

(1)	Includes commissions.
(2)

Represents shares of the Company’s Common Stock held by an Account that was closed. As a result of the closure, Management no longer has any direct or indirect beneficial ownership of the shares previously held in such Account.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

“The information in Item 3 and Item 4 is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Additional Information (filed herewith)

99.2	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.2 of the Schedule 13D filed with the SEC by the Reporting Persons on May 20, 2011)

99.3	Form of Director Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 8, 2009)

99.4	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated on May 24, 2007 (incorporated herein by reference to Exhibit 10.4 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.5	Amendment No. 1 to the Holly Corporation Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.5 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.6	First Amendment to Restricted Stock Unit Agreement dated May 11, 2006 (incorporated herein by reference to Exhibit 10.10 of the Annual Report on Form 10-K filed with the SEC by the Company on February 27, 2009)

99.7	Form of Director Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Company on November 4, 2004)

Exhibit	Description of Exhibit

99.8	Holly Corporation-Supplemental Payment Agreement for 2001 Service as Director (incorporated herein by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.9	Holly Corporation-Supplemental Payment Agreement for 2002 Service as Director (incorporated herein by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed with the SEC by the Company on October 11, 2002)

99.10	Holly Corporation Long-Term Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by the Company on December 12, 2002)

99.11	Agreement and Plan of Merger, dated as of February 21, 2011, by and among Holly Corporation, North Acquisition, Inc. and Frontier Oil Corporation (incorporated herein by reference to Annex A of the Registration Statement on Form S-4 filed with the SEC by the Company on March 21, 2011).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2019	TCTC Holdings, LLC

	By:	/s/ R. Craig Knocke
	Name:	R. Craig Knocke
	Title:	Member and Principal

Turtle Creek Trust Company

	By:	/s/ R. Craig Knocke
	Name:	R. Craig Knocke
	Title:	Director

Turtle Creek Management, LLC

	By:	/s/ R. Craig Knocke
	Name:	R. Craig Knocke
	Title:	Principal